November 7, 2018

VIA EDGAR CORRESPONDENCE

Loan Lauren Nguyen, Legal Branch Chief

Anuja Majmudar, Attorney-Advisor

Division of Corporation Finance

Office of Natural Resources

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed April 2, 2018
File No. 000-55131

Dear Mses. Nguyen and Majmudar:

This letter sets forth the responses of Barfresh Food Group, Inc. (“Barfresh” or the “company”) to your letter dated November 2, 2018, relating to the above captioned Annual Report. The comments of the staff of the U.S. Securities and Exchange Commission are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.	We note that your research and development expenses include the salary of your director of manufacturing and product development, and consultants supporting that employee. Tell us the extent to which such costs are associated with manufacturing, and are thereby inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8, and explain why these costs are not included in the cost of revenue measures that you report.

The functions performed by our Director of Manufacturing and Product Development and consultants that support that employee (hereinafter “Director”), are primarily focused on the creation of unique flavors for potential customers in our national account pipeline, and on the creation of new flavors for our general product portfolio. Additionally, the Director conducts product trials to determine qualification for certain government specifications of those products, and to support product claims. Hence, the title for this individual – “Director of Manufacturing and Product Development” – is not reflective of his specific duties, which are entirely focused on “product development” rather than manufacturing. Additionally, the Director works remotely, performing the majority of his tasks in a food laboratory located in his personal residence.

The Company utilizes independent third party contract manufacturers for the production of all of its products. Consequently cost of sales includes the cost of product purchased from the Company’s independent third party manufacturers. These costs are expensed to costs of sales as the product is sold.

Based on the above, we believe it is appropriate to exclude costs associated with the Director from the cost of revenue measures that we report.

Financial Statements

Note 2 – Property, Plant and Equipment, page F-102. We note that you are depreciating the cost of manufacturing equipment over seven years and that such costs are excluded from your cost of revenue and gross profit measures. If you intend to rely on the accommodation in SAB Topic 11:B, you should clarify the extent to which depreciation and amortization is attributable to your cost of revenue, and reposition the separately reported amount to be included in your gross profit measure.

We agree with your comment, and will provide the additional clarification in our next 10-K filing. We also note that given our exclusive utilization of contract manufacturers to make our products, that depreciation on our production equipment is immaterial. The language we plan to utilize for the “Cost of Goods Sold” line item in our next 10-K filing will follow the guidance in SAB Topic 11:B, and will state “Cost of Goods Sold (Exclusive of depreciation shown separately below)”.

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We appreciate the Staff’s guidance and assistance in this matter. If you have any questions, please contact the undersigned and our legal counsel: Libertas Law Group Inc., Mark Abdou at (310) 359-8742; or Ruba Qashu at (949) 355-5405.

Very truly yours,

Barfresh Food Group, Inc.

/s/ Joseph Tesoriero
Joseph Tesoriero, Chief Financial Officer

cc:	Mr. Riccardo Delle Coste, Chief Executive Officer
Mark Abdou, Esq.
Ruba Qashu, Esq.